UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Cogentix Medical, Inc.

(Name of Subject Company (Issuer))

Camden Merger Sub, Inc.

(Offeror)

a direct wholly owned direct subsidiary of

LM US Parent, Inc.

(Parent of Offeror)

Investor AB

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

19243A104

(CUSIP Number of Class of Securities)

Camden Merger Sub, Inc.

c/o Investor AB

Arsenalsgatan 8c

SE-103 32

Stockholm, Sweden

Attention: Petra Hedengra

Telephone: +46-735-24-20-9

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

James C.H. Lee

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-3900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$239,148,088.52	$29,777.94

*   Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding the sum of (i) 60,925,666 issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cogentix Medical, Inc. (the “Company”), multiplied by the offer price of $3.85 per Share; and (ii) 1,981,345 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $3.85 per Share, multiplied by $2.31, which is the offer price of $3.85 per Share minus the weighted average exercise price for such options of $1.54 per Share. The foregoing figures have been provided by the issuer to the offeror and are as of March 22, 2018, the most recent practicable date.

**   The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,777.94	Filing Party: Camden Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 26, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

CUSIP No. 19243A104	Schedule 13D/A

1.	Names of Reporting Persons. Investor AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,490,083 (1)(2)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 51,490,083[1](1)(2)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,490,083[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 84.5%
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares subject to guaranteed delivery procedures tendered in the Offer to Purchase (as defined below).
(2)	Represents shares held directly by Camden Merger Sub, Inc., a direct, wholly-owned subsidiary of LM US Parent, Inc.

CUSIP No. 19243A104	Schedule 13D/A

1.	Names of Reporting Persons. LM US Parent, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,490,0831 2
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 51,490,0831 2
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,490,083[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 84.5%
14.	Type of Reporting Person (See Instructions) CO

[1]	Includes shares subject to guaranteed delivery procedures tendered in the Offer to Purchase (as defined below).
[2]	Represents shares held directly by Camden Merger Sub, Inc., a direct, wholly-owned subsidiary of LM US Parent, Inc.

CUSIP No. 19243A104	Schedule 13D/A

1.	Names of Reporting Persons. Camden Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,490,083[1]
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 51,490,083[1]
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,490,083[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 84.5%
14.	Type of Reporting Person (See Instructions) CO

[1]	Includes shares subject to guaranteed delivery procedures tendered in the Offer to Purchase (as defined below).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Investor AB, a publicly held limited liability company organized under the laws of Sweden (“Investor AB”), LM US Parent, Inc., a Delaware corporation (“Parent”) controlled by Investor AB, and Camden Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Parent, with the Securities and Exchange Commission (the “SEC”) on March 26, 2018 (as amended, the “Schedule TO”). The Schedule TO relates to the cash tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cogentix Medical, Inc., a Delaware corporation (the “Company”), at a price of $3.85 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2018 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment also constitutes Amendment No. 1 to the Schedule 13D filed jointly with the SEC by Purchaser, Parent and Investor AB on March 21, 2018 with respect to the Shares.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1 through 9 and Item 11.

The Offer to Purchase and Item 1 through 9 and 11 of the Schedule TO, to the extent Item 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Offer and withdrawal rights expired as scheduled on April 20, 2018, at 12:00 Midnight, New York City time]. The Depositary has advised Investor AB, Parent and Purchaser that, as of the Expiration Date, an aggregate of 51,455,314 Shares had been tendered and not validly withdrawn pursuant to the Offer, which represented approximately 84.5% of the Shares outstanding as of the Expiration Date (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement or satisfaction of such guarantee). In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 34,769 Shares, which, when combined with the Shares tendered and not properly withdrawn from the Offer equal approximately 84.5% of the outstanding Shares as of the Expiration Date.

The number of Shares validly tendered and not validly withdrawn in the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement or satisfaction of such guarantee) satisfies the Minimum Condition. All conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of the Company. Pursuant to the Merger Agreement, at the Effective Time, Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. Parent and Purchaser expect to effect the Merger on or about April 23, 2018. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (unless such Share (a) is held by the Company immediately prior to the Effective Time or irrevocably accepted by Purchaser for purchase in the Offer, in which case such Share will be canceled and no payment will be made with respect thereto, or (b) is a Dissenting Share) will be canceled and converted into the right to receive an amount equal to the Offer Price, net to the seller in cash, without interest thereon and subject to any withholding of taxes required by applicable law. As a consequence of the Merger, the Shares will be delisted from the Nasdaq Capital Market and will be deregistered under the Exchange Act.

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(5)(iii).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press release, dated April 21, 2018.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 23, 2018

Camden Merger Sub, Inc.

By:	/s/ Walter Stothers
	Name:	Walter Stothers
	Title:	Secretary

LM US Parent, Inc.

By:	/s/ Walter Stothers
	Name:	Walter Stothers
	Title:	Chief Financial Officer

Investor AB

By:	/s/ Petra Hedengran
	Name:	Petra Hedengran
	Title:	General Counsel

By:	/s/ Helena Saxon
	Name:	Helena Saxon
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 26, 2018.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated March 26, 2018.*

(a)(5)(i)	Press Release, dated as of March 12, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by Camden Merger Sub, Inc. on March 12, 2018).

(a)(5)(ii)	Press Release issued by Cogentix Medical, Inc., dated as of March 12, 2018 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. on March 12, 2018).

(a)(5)(iii)	Press release, dated April 21, 2018.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 11, 2018, among Cogentix Medical, Inc., Camden Merger Sub, Inc. and LM US Parent, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(2)	Tender and Support Agreement, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc. and Lewis C. Pell (incorporated by reference to Exhibit A to Exhibit 99.1 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(3)	Tender and Support Agreement, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc. and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Cogentix Medical, Inc. with the SEC on March 12, 2018).

(d)(4)	Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(5)	Joinder, dated February 22, 2018 and executed by Lewis C. Pell and Cogentix Medical, Inc., to Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(6)	Joinder, dated February 22, 2018 and executed by Accelmed Growth Partners, L.P. and Cogentix Medical, Inc., to Mutual Nondisclosure Agreement, dated June 16, 2017, between Laborie Medical Technologies Canada ULC and Cogentix Medical, Inc. (incorporated by reference to Exhibit (d)(6) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(7)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Lewis C. Pell*

(d)(8)	Restrictive Covenant Agreement, dated March 11, 2018, by and among LM US Parent, Inc., Camden Merger Sub, Inc., and Accelmed Growth Partners Management Ltd.*

(d)(9)	Exclusivity Agreement, dated as of February 11, 2018, among Laborie Medical Technologies Canada ULC, Cogentix Medical, Inc., Lewis C. Pell and Accelmed Growth Partners, L.P. (incorporated by reference to Exhibit (d)(7) to the Schedule 14D-9 filed by Cogentix Medical, Inc. with the SEC on March 26, 2018).

(d)(10)	Equity Commitment Letter, dated as of March 11, 2018, among LM US Parent, Inc., Camden Merger Sub, Inc., and Laborie Medical Technologies Canada ULC.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on March 26, 2018.